SENESTECH, INC.

November 10, 2016

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn.:	Ms. Anne Nguyen Parker Assistant Director

Office of Transportation and Leisure

Re: SenesTech, Inc. (the “Company”)

Registration Statement on Form S-1, as amended

File No. 333-213736

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 7, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, November 9, 2016, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby withdraw our request for acceleration of the effective date until further notice.

Very truly yours,

SENESTECH, INC.

By:	/s/ Loretta P. Mayer Ph.D.
Name:	Loretta P. Mayer Ph.D.
Title:	Chief Executive Officer